UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-41385

Visionary Holdings Inc.

(Registrant's Name)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B OA2 905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                        40-F ☐

Entry into Material Definitive Agreements

(a) Share Purchase Agreement

On December 4, 2024, the Company entered into a Share Purchase Agreement by and among SunShine Whale Path E-Commerce Co., Ltd., an Ontario company (the “Purchaser”), and NeoCanaan Investment Corporation (”NeoCanaan”), a wholly owned subsidiary of the Company, pursuant to which the Company agreed to sell, and the Purchaser agreed to purchase from the Company, 100% of the Company’s equity interest and all of its right, title, debts and liabilities in New Canaan, the owner of 260 Town Centre Boulevard and 200 Town Centre Boulevard, Toronto, Canada, for an aggregate consideration of $100. The decline in value of the two properties resulted in liabilities of more than CA$24 million and operating losses for NeoCanaan This transaction closed on December 4, 2024.

The Share Purchase Agreement is filed as Exhibit 99.1 to this Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

(b) Merger and Listing Agreement

On January 2, 2025, the Company entered into a Merger and Listing Agreement with Smarco Building Solutions Inc. (“Smarco”) and its two shareholders. Pursuant to the agreement, the Company agreed to issue an aggregate of 555,556 of its common shares, no par value per share, to the two shareholders of Smarco at a price reflecting a 50% discount on the closing price of the common shares on the Nasdaq Capital Market on January 2, 2025 (the closing price on such date was $2.376). In exchange, the two shareholders agreed to transfer 60% of the outstanding shares of Smarco to the Company. It is expected that the transaction will close in the first quarter of 2025, subject to required regulatory approval and clearance.

The Merger and Listing Agreement is filed as Exhibit 99.2 to this Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

(c) Securities Purchase Agreement

On December 31, 2024, the Company entered into a Securities Purchase Agreement with certain investors, pursuant to which the Company agreed to sell, and the investors, severally and not jointly, agreed to purchase an aggregate of 21,000,000 common shares of the Company at a price of $1.00 per share for an aggregate consideration of $21,000,000. It is expected that the transaction will close in the first quarter of 2025, subject to required regulatory approval and clearance.

The form of Securities Purchase Agreement is filed as Exhibit 99.3 to this Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Financial Statements and Exhibits

Exhibit No	Description
99.1	Share Purchase Agreement dated December 4, 2024
99.2	Merger and Listing Agreement dated January 2, 2025
99.3	Form of Securities Purchase Agreement

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

/s/ Xiyong Hou
Xiyong Hou
Date: January 8, 2025	Chief Executive Officer